Exhibit 6(j)(v)

COLLEGE RETIREMENT EQUITIES FUND

(CREF)

730 Third Avenue, New York, NY 10017-3206

Telephone: [800-842-2733 ]

Endorsement to CREF Group Supplemental Retirement Unit-Annuity Certificate

Effective Date: [ Upon receipt / Attached at issue / July 1, 2011 ]

This endorsement is part of your agreement with CREF. The purpose of an endorsement is to make changes to the provisions of your Certificate and becomes part of it. Please read this endorsement in conjunction with your Certificate.

All references to ERISA and Spouse’s Rights are deleted. This certificate is not subject to ERISA.

The portion of the Premiums provision pertaining to the limits of IRC Section 402(g) is deleted.

The provisions entitled Starting Your Income Benefit and Effective Date of a Lump-sum Benefit are modified by the addition of the following provisions:

IRC Section 457(b) prohibits distributions or the payment of benefits from your accumulation under the plan, except as a tax-free transfer to another funding vehicle, until:

A)	the calendar year in which you attain age 70½;
B)	you have a severance from employment with respect to the employer under whose plan the aforementioned portion is attributable; or
C)	you encounter an “unforeseeable emergency” within the meaning of IRC Section 457(d).

The last sentence of the Automatic Election Provision is replaced with the following:

Otherwise, you will be deemed to have chosen the “One-Life Annuity with 10-Year Guaranteed Period” Option.

The following provision is added to your certificate:

Roth Accounting. Notwithstanding any other provision in your certificate, all amounts added to or deducted from your accumulation will be accounted for separately to the extent required by IRC Section 402A, or any successor section governing Roth 457(b) amounts. If there is a change in IRC Section 402A, this provision shall be construed as referring to such section as changed.

The Right to a Tax-Free Rollover provision is replaced with the following:

Right to a Tax-Free Rollover. If you or your surviving spouse (or your spouse or former spouse as an alternate payee under a “qualified domestic relations order,” as defined in the IRC) receive a distribution from your certificate which qualifies as an eligible rollover distribution under IRC Section 402(c)(4), any portion of it may be paid as a direct rollover to an eligible retirement plan.

An eligible retirement plan is, to the extent permitted by law:

-	for accumulations accounted for as Roth 457(b) accumulations, a plan satisfying the requirements of IRC Section 402A(c)(3)(A); and
-	for all other accumulations, a plan satisfying the requirements of IRC Section 401(a), 403(a), 403(b), 408, or to the extent that the plan sponsor is a state or local government, Section 457(b).

Retirement plans eligible for such rollovers may, in the future, be changed by law. If such changes become effective, your certificate will be governed by the laws and regulations then applicable.

President and
Chief Executive Officer